Exhibit 1

FOR IMMEDIATE RELEASE

INVESTOR CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Announces Preliminary 2004 Financial Results;
Notes Ownership Change by Major Shareholder

(Calgary, Alberta, Canada, January 24, 2005) - NovAtel Inc. (NASDAQ: NGPS), a precise positioning company, announced preliminary unaudited results for the year ended December 31, 2004.  NovAtel Inc. (“the Company”) currently expects full year 2004 revenue of CDN $53.5 to $54.0 million, compared to previous guidance of CDN $51.0 to $53.0 million.  The Company expects full year 2004 net income of between CDN $9.2 to $9.7 million, compared to previous guidance of CDN $8.0 to $8.8 million.  The Company also notes that its cash, cash equivalents and short-term investments balance increased to approximately CDN $23 million as of December 31, 2004, an increase of CDN $10 million since the beginning of 2004.  The Company’s fourth quarter of 2004 marked the 13th consecutive quarter of positive operating cash flows.

The growth in revenue and net income in 2004 was driven by such factors as a ramp up of business with Leica Geosystems, one of NovAtel’s key customers; timing of engineering service revenues and hardware deliveries pertaining to the US WAAS program; a substantial increase in product shipments into China; and the contribution of a full year’s revenue in 2004 from a L1 GPS business acquired in May 2003.

“We are very pleased with the success the Company has achieved in 2004, having enjoyed the best financial results in our history,” commented Jon Ladd, Novatel President and CEO.

These preliminary 2004 results are unaudited and are subject to review by the Company’s Audit Committee and are subject to change pending the completion of its year-end audit.  The preliminary unaudited results do not include a potential tax benefit related to the accounting recognition of the Company’s various tax shields.  The Company is in the process of reviewing the appropriate accounting treatment of these tax shields, which may result in the recognition of a future tax asset.

The Company is currently expecting to grow full year revenue in 2005 over the preliminary results of 2004.  However, the growth rate in 2005 is not expected to be the exceptional rate of 2004, due to such factors as the weaker US dollar relative to the Canadian dollar and lower revenue from the Company’s Aerospace and Defense business as a consequence of the substantial completion of certain contracts pertaining to the US WAAS program at the end of 2004.

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars. The exchange rate has declined from an average rate of approximately CDN $1.30 per US dollar in 2004 to a forecasted rate of CDN $1.225 per US dollar in 2005.

NovAtel also notes that, as reflected in recent public filings, its major shareholder, CMC Electronics Inc., has sold approximately 3.2 million common shares of NovAtel through open market transactions between January 3 and January 11, 2005.  As a result of these transactions, CMC Electronics’ ownership of the Company was reduced from approximately 55% to 16%.

NovAtel does not expect the reduced ownership of the Company by CMC Electronics to have a material impact on its day-to-day operations and business or its commercial relationship with CMC Electronics.   The strategic cooperation agreement signed between CMC Electronics and the Company in April 2004 is unaffected by the ownership change.  Sales to CMC Electronics, comprised primarily of component sales and royalties, were approximately CDN $640,000 or 1.2% of NovAtel’s total 2004 revenue. However, the Company expects incremental insurance costs of approximately $500,000 to replace coverage previously provided under group policies arranged by CMC Electronics.

About NovAtel Inc.

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of Point, the impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, actions by governmental authorities, and other factors described in our Form 20-F and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.